

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2023

Anders Opedal
Chief Executive Officer
Equinor ASA
Forusbeen 50, N-4035
Stavanger, Norway

        Re: Equinor ASA
           Form 20-F for the Fiscal Year ended December 31, 2022
           Filed March 23, 2023
           File No. 001-15200

Dear Anders Opedal:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Energy & Transportation